UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Srinivas Phatak
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    451.17608 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    34.214930 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	451.17608
		€54.8102	34.214930
e)	Aggregated information - Volume - Total	451.17608 / 34.214930 £21,269.62 / €1,875.33
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON and Euronext Amsterdam – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eduardo Campanella
2	Reason for the notification
a)	Position/status	Business Group President, Home Care (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    143.79543 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    135.63283 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	143.79543
		€54.8102	135.63283
e)	Aggregated information - Volume - Total	143.79543 / 135.63283 £6,778.89 / €7,434.06
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON and Euronext Amsterdam – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Reginaldo Ecclissato
2	Reason for the notification
a)	Position/status	President 1 Unilever Markets (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    664.91142 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●   172.86705 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	664.91142
		€54.8102	172.86705
e)	Aggregated information - Volume - Total	664.91142 / 172.86705 £31,345.67 / €9,474.88
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON and Euronext Amsterdam – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Priya Nair
2	Reason for the notification
a)	Position/status	CEO & Managing Director of Hindustan Unilever Limited (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	421.55978 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	421.55978
e)	Aggregated information - Volume - Total	421.55978 £19,873.43
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mairéad Nayager
2	Reason for the notification
a)	Position/status	Chief People Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	259.34726 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	259.34726
e)	Aggregated information - Volume - Total	259.34726 £12,226.31
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Heiko Schipper
2	Reason for the notification
a)	Position/status	Business Group President, Foods (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	84.42322 PLC EUR shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		€54.8102	84.42322
e)	Aggregated information - Volume - Total	84.42322 €4,627.25
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	Euronext Amsterdam – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief Research & Development Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction
●    617.63795 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.

●    133.95735 PLC EUR shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.

c)	Currency	GBP – British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	617.63795
		€54.8102	133.95735
e)	Aggregated information - Volume - Total	617.63795 / 133.95735 £29,117.07 / €7,342.23
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON and Euronext Amsterdam – XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Willem Uijen
2	Reason for the notification
a)	Position/status	Chief Supply Chain and Operations Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	● 130.43894 PLC shares (reinvestment of dividend on beneficially owned shares, including BDA shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	130.43894
e)	Aggregated information - Volume - Total	130.43894 £6,149.23
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Prakash Kakkad
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Company Secretary (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/2 pence shares GB00BVZK7T90
b)	Nature of the transaction	23.79773 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was entered into during an open period.
c)	Currency	GBP – British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£47.14262	23.79773
e)	Aggregated information - Volume - Total	23.79773 £1,121.89
f)	Date of the transaction	2026/09/23
g)	Place of the transaction	London Stock Exchange – XLON

Prakash Kakkad
Chief Legal Officer and Group Company Secretary

25 September 2026

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/s/ P. KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 25 September 2026